                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2006

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes[ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                 (Registrant)

Date: December 21, 2006             By /s/  JAIME ALBERTO VELASQUEZ B.
                                       -----------------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
                                                                            NYSE

[BANCOLOMBIA LOGO]

                  BANCOLOMBIA PURCHASES MORTGAGE-BACKED TIPS

MEDELLIN, COLOMBIA, DECEMBER 21, 2006

BANCOLOMBIA S.A. announces that today it purchased mortgage-backed TIPS, fixed rate in Pesos, in a public offering made by Titularizadora Colombiana S.A. The purchase amounts to Ps. 223,234,800,000.

Below are the details of the purchased securities:

        Type                Rate          Value (Ps)
----------------------  -----------  -----------------
TIPS Pesos E-2 A 2016      8.84% EA    199.486.400.000
TIPS Pesos E-2 A 2021     10.00% EA      6.332.900.000
TIPS Pesos E-2 B 2021     11.00% EA     15.832.300.000
TIPS Pesos E-2 MZ 2021    12.00% EA      1.583.200.000
Total                                  223.234.800.000

CONTACTS
SERGIO RESTREPO      JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP         FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668  TEL.: (574) 5108666   TEL.: (574) 5108866